UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November 2002
                                          -------------


                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F  xxx       Form 40-F
                                                  -----                -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                         Yes             No  xxx
                                            --------        -----

               1.   Press Release dated: November 14, 2002

               2.   Material change dated: November 14, 2002



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)



  Date: November 14, 2002:            By: /s/   Rupi Khanuja
                                         --------------------------------------
                                         Rupi Khanuja, Corporate Controller

                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).




ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  400 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  November 14, 2002


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on November 14, 2002, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Metorex Ltd. Reports Strong Earnings Growth


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corporation (Crew) is pleased to announce that Metorex Ltd (owned 21% by Crew) has reported its results for the quarter ended 30 September 2002, which showed net earnings after tax of ZAR 24.3 million (CAD 3.9 million), which translates into a 230% increase in headline earnings per share following the additional 18 million shares issued in the past six months. Overall sales revenue increased by 34%, but the prime driver of the excellent results was the contribution from Antimony and Coal, where sales revenue increased by 311% and 47% respectively.

Please see the full quarterly report from Metorex Ltd. for further details.


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of November, 2002


Per:  Jan A. Vestrum, President & CEO

                                [OBJECT OMITTED]

                                      CREW
                            DEVELOPMENT CORPORATION




November 14, 2002

TRADING SYMBOL:            TORONTO & OSLO: CRU
                           FRANKFURT: KNC, OTC-BB-other: CRWVF



                                  NEWS RELEASE


                   METOREX LTD. REPORTS STRONG EARNINGS GROWTH
                   -------------------------------------------


Crew Development Corporation (Crew) is pleased to announce that Metorex Ltd (owned 21% by Crew) has reported its results for the quarter ended 30 September 2002, which showed net earnings after tax of ZAR 24.3 million (CAD 3.9 million), which translates into a 230% increase in headline earnings per share following the additional 18 million shares issued in the past six months. Overall sales revenue increased by 34%, but the prime driver of the excellent results was the contribution from Antimony and Coal, where sales revenue increased by 311% and 47% respectively.

Please see the full quarterly report from Metorex Ltd. for further details.




                                "Jan A. Vestrum"
                                President and CEO



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    For more information or to be put on our email list, please contact the
    Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
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                  Visit our website at http://www.crewdev.com.
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